EXHIBIT (a)(1)(i)

Offer to Purchase for Cash
by
Atlas America, Inc.

Up to 1,950,000 Shares of its Common Stock
At a Purchase Price Not Greater Than $54.00 nor Less Than $52.00 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT
5:00 P.M. NEW YORK CITY TIME, ON FRIDAY, MARCH 9, 2007,
UNLESS THE OFFER IS EXTENDED.

Atlas America, Inc., a Delaware corporation, invites its shareholders to tender up to 1,950,000 shares of its common stock for purchase by it at a price not greater than $54.00 nor less than $52.00 per share, net to the seller in cash, without interest. We will determine the lowest purchase price that will allow us to buy 1,950,000 shares or, if a lesser number of shares are properly tendered, all shares that are properly tendered and not withdrawn. All shares we acquire in the offer will be acquired at the same purchase price.

We will purchase only shares properly tendered, at prices at or below the purchase price determined by us, and not properly withdrawn. However, because of the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase, some of the shares tendered at or below the purchase price may not be purchased if more than the number of shares we seek are properly tendered. Shares not purchased in the offer will be returned as promptly as practicable following the Expiration Date. See Section 3.

We reserve the right, in our sole discretion, to purchase more than 1,950,000 shares pursuant to this offer. See Section 1.

This offer is not conditioned on any minimum number of shares being tendered. This offer, however, is subject to other conditions. See Section 7.

Our shares of common stock are listed and traded on The Nasdaq Stock Market under the symbol “ATLS.” On January 29, 2007, the last full trading day before we first announced our intention to make the offer, the last reported sale price of the shares on The Nasdaq Stock Market was $51.28. On February 7, 2007, the last full trading day before commencement of the offer, the last reported sale price was $53.94. We urge shareholders to obtain current market quotations for the shares. See Section 8.

Our Board of Directors has approved this offer. However, neither we, our Board of Directors, the Information Agent or the Depositary makes any recommendation to you as to whether to tender or refrain from tendering your shares or as to the purchase price at which you should choose to tender your shares, and none of them have authorized any person to make any recommendation. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. In doing so, you should consider our reasons for making this offer. See Section 2. Our directors and executive officers have advised us that they do not intend to tender any of their shares in the offer.

Offer to Purchase dated February 8, 2007.

IMPORTANT

If you wish to tender all or any part of the shares registered in your name, you must:

•	follow the instructions described in Section 3 carefully, including completing a Letter of Transmittal in accordance with the instructions and delivering it, along with your share certificates and any other required items, to American Stock Transfer & Trust Company, the Depositary;

•	if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee if you desire to tender your shares and request that the nominee tender them for you; and

•	if you are a participant in our 401(k) Plan or Resource America’s 401(k) Plan who wishes to tender shares held in either of these plans, follow the separate instructions and procedures described in Section 3.

Any shareholder who desires to tender shares and whose certificates for the shares are not immediately available or cannot be delivered to the Depositary or who cannot comply with the procedure for book-entry transfer or whose other required documents cannot be delivered to the Depositary before expiration of the offer must tender the shares pursuant to the guaranteed delivery procedure set forth in Section 3.

To properly tender shares, other than shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, or shares held in our 401(k) Plan or Resource America’s 401(k) Plan, you must validly complete the Letter of Transmittal, including the section relating to the price at which you are tendering shares.

If you wish to maximize the chance that your shares will be purchased at the purchase price determined by us, you should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Offer.” Note that this election could result in your shares being purchased at the minimum price of $52.00 per share.

If you have questions, need assistance or require additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery, you should contact D.F. King & Co., Inc., the Information Agent, at its address and telephone number set forth on the back cover of this Offer to Purchase.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares or as to the purchase price at which you should choose to tender your shares in this offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information or to make any representation in connection with this offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If anyone makes any recommendation or gives any information or representation, you must not rely upon that recommendation, information or representation as having been authorized by us or the Information Agent.

SUMMARY OF TERMS

We are providing this summary of terms for your convenience. It highlights material information in this document, but you should realize that it does not describe all of the details of the offer to the same extent described in the body of this document. We urge you to read the entire document and the related Letter of Transmittal because they contain the full details of our offer. Where helpful, we have included references to the sections of this document where you will find a more complete discussion.

WHAT SECURITIES IS ATLAS AMERICA OFFERING TO PURCHASE?	We are offering to purchase up to 1,950,000 shares of our common stock in this offer, or approximately 10% of shares outstanding. If more than 1,950,000 shares are tendered, we will purchase shares tendered at or below the purchase price on a pro rata basis, except for “odd lots” (lots held by owners of less than 100 shares), which we will purchase on a priority basis. We also reserve the right to purchase up to 2% of our outstanding shares (i.e., up to approximately 387,000 shares) in addition to the 1,950,000 shares specified in this offer and could decide to purchase more shares subject to applicable legal requirements. Our offer is not conditioned on any minimum number of shares being tendered by shareholders. See Section 1.

WHAT IS THE PURCHASE PRICE?	We are conducting the offer through a procedure commonly called a modified “Dutch Auction.” This procedure allows you to select a price within the price range specified by us at which you are willing to sell your shares. The price range for this offer is from $52.00 to $54.00 per share. We will determine the lowest single price per share within the price range that will allow us to buy 1,950,000 shares or, if fewer shares are properly tendered, all shares that are properly tendered and not withdrawn. All shares that we purchase in the offer will be purchased at the price we have determined, even if the price at which you chose to tender your shares was lower. We will not purchase any shares above the purchase price we have determined. If you wish to maximize the chance that your shares will be purchased, you should check the box in the section on the Letter of Transmittal indicating that you will accept the purchase price we determine. You should understand that this election could result in your shares being purchased at the minimum price of $52.00 per share.

HOW AND WHEN WILL I BE PAID?	If we purchase your shares in the offer, we will pay you the purchase price, in cash, as soon as practicable after the expiration of the offer period. Under no circumstances will we pay interest on the purchase price, even if there is a delay in making payment. If you are a participant in our Employee Stock Ownership Plan, our 401(k) Plan or Resource America’s 401(k) Plan, you should be aware that the plans are prohibited from selling shares to us for less than adequate consideration. Please refer to the “Letter of Participants in Atlas America’s 401(k) Plan” and “Letter to Participants in Resource America’s 401(k) Plan.” See Section 5. If you are an Employee Stock Ownership Plan participant, please see Section 3.

HOW WILL ATLAS AMERICA PAY FOR THE SHARES?	We will need approximately $105.4 million to purchase 1,950,000 shares, assuming the price paid per share is the maximum of $54.00 per share and that expenses will not exceed $100,000. We anticipate that we will pay for the shares purchased in the offer and related expenses from available cash. See Section 9.

HOW LONG DO I HAVE TO TENDER MY SHARES?	You may tender your shares until our offer expires. Our offer expires on Friday, March 9, 2007, at 5:00 p.m., New York City time, unless we extend the offer. We may choose to extend the offer at any time. We cannot assure you, however, that we will extend the offer or, if we extend it, for how long. See Sections 1 and 15.

HOW WILL I BE NOTIFIED IF ATLAS AMERICA EXTENDS THE OFFER?	If we extend our offer, we will make a public announcement of the extension no later the 9:00 a.m. on the first business day after our offer was scheduled to expire. See Section 15.

ARE THERE ANY CONDITIONS TO THE OFFER?	Our obligation to accept and pay for your tendered shares depends upon a number of conditions, including:

• No significant decrease in the price of our common stock or in the price of equity securities generally and no adverse changes in the U.S. stock markets or credit markets occur during this offer.

• No legal action shall have been threatened, pending or taken that might adversely affect the offer.

• No one proposes, announces or makes a tender or exchange offer (other than this offer), merger, business combination or other similar transaction involving us.

• No material change in our business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership occurs during this offer.

We can, however, waive any condition. For more information on conditions to the offer, see Section 7.

HOW DO I TENDER MY SHARES?	If you wish to tender your shares, you must comply with one of the following procedures:

• For shares registered in your name, you must deliver your share certificate(s) and a properly completed and duly executed Letter of Transmittal to the Depositary at the address appearing on the back cover page of this document; or

• If your shares are registered in street name, you should contact the broker, dealer, commercial bank, trust company or other nominee that holds your shares and request that they tender the shares for you; or

• If you cannot get a required document or certificate to the Depositary before expiration of our offer, you must comply with the guaranteed delivery procedure outlined in Section 3.

You may also contact the Information Agent and/or your broker for assistance. The contact information for the Information Agent is set forth on the back cover page of this document. See Section 3 and the instructions to the Letter of Transmittal for more information on the procedures for tendering shares.

Participants in our 401(k) Plan or Resource America’s 401(k) Plan who wish to tender any of their shares held in either of the plans must instruct the plan’s trustee, acting through ATR, Inc., the third party administrator, to tender their shares by not later than 5:00 p.m., New York City time, on Tuesday, March 6, 2007 (unless the offer is extended) by following the separate instructions and procedures described in Section 3.

The trustee for our Employee Stock Ownership Plan is the shareholder of record on behalf of the participants for our common stock held by the Employee Stock Ownership Plan and will determine whether or not to tender any of the shares held by the Employee Stock Ownership Plan as described in Section 3.

ONCE I HAVE TENDERED SHARES IN THE OFFER, CAN I WITHDRAW THEM?	You may withdraw any shares you have tendered at any time before 5:00 p.m., New York City time, on the date the offer expires. The offer will expire on Friday, March 9, 2007, unless we extend it. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares after 12:00 midnight, New York City time, on April 5, 2007. See Section 4. Participants in our 401(k) Plan and Resource America’s 401(k) Plan will not be able to withdraw after their applicable tender cut-off date, as described in the “Letter to Participants in Atlas

America’s 401(k) Plan” or “Letter to Participants in Resource America’s 401(k) Plan,” as appropriate.

HOW DO I WITHDRAW SHARES I PREVIOUSLY TENDERED?	To withdraw shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw the shares. If you have tendered your shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct that person to arrange for the withdrawal of your shares. Some additional requirements apply if the share certificates to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3. See Section 4. Affected participants in our 401(k) Plan or Resource America’s 401(k) Plan whose shares are held by the plan trustee will receive separate instructions detailing how to withdraw tendered plan shares. These instructions will likely set an earlier deadline for withdrawing plan shares for administrative reasons. Please see the “Letter to Participants in Atlas America’s 401(k) Plan” or “Letter to Participants in Resource America’s 401(k) Plan,” as appropriate.

IN WHAT ORDER WILL TENDERED SHARES BE PURCHASED?	If 1,950,000 shares or less are tendered, we will purchase all shares tendered. If more than 1,950,000 shares are tendered, we will purchase tendered shares in the following order of priority: First, we will purchase shares for all holders of “odd lots” of less than 100 shares (not including any shares held in our 401(k) Plan or Resource America’s 401(k) Plan, which will not have priority) who properly tender all of their shares at or below the purchase price selected by us. Second, after purchasing all shares from the “odd lot” holders, we will purchase shares from all other shareholders who properly tendered shares at or below the purchase price selected by us, on a pro rata basis, subject to the conditional tender provisions described in Section 6. Therefore, we may not purchase all of the shares that you tender in the offer even if they are tendered at or below the purchase price. See Section 1.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?	Shareholders who choose not to tender will own a greater percentage interest in our outstanding common stock immediately following completion of the offer. See Section 2.

WHAT DO ATLAS AMERICA AND ITS BOARD OF DIRECTORS THINK OF THE OFFER?	While our Board of Directors has approved this offer, neither we, our Board of Directors, nor the Information Agent makes any recommendation whether you should tender or refrain from tendering your shares or, if you choose to tender your shares, at what price or prices you should choose, and none of them have authorized any person to make any recommendation. You must make your own decision whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them.

Our directors and executive officers have advised us that they do not intend to tender any of their shares in the offer. See Section 2.

WHAT IS THE RECENT MARKET PRICE OF MY SHARES?	On January 29, 2007, the last full day before we first announced our intention to make the offer, the last reported sale price of our shares on The Nasdaq Stock Market was $51.28. On February 7, 2007, the last full trading day before commencement of the offer, the last reported sale price of our shares on The Nasdaq Stock Market was $53.94. We urge you to obtain current market quotations for your shares.

WILL I HAVE TO PAY BROKERAGE COMMISSIONS IF I TENDER MY SHARES?	If you are a registered shareholder and you tender your shares directly to the Depositary, you will not incur any brokerage commission. If you hold shares through a broker or bank, we urge you to consult your broker or bank to determine whether transaction costs are applicable. See the Introduction and Section 3

WHAT ARE THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IF I TENDER MY SHARES?	Generally, you will be subject to United States federal income taxation when you receive cash from us in exchange for the shares you tender. In addition, the receipt of cash for your tendered shares will be treated either as a sale or exchange eligible for capital gains treatment or a dividend subject to tax at the rates applicable to qualifying dividends. Any gain on shares tendered through our 401(k) Plan or Resource America’s 401(k) Plan will not be taxed at the time of tender, but special tax consequences may apply with respect to such shares. We recommend that you consult with your tax advisor with respect to your particular situation. See Section 14.

WHOM DO I CONTACT IF I HAVE QUESTIONS ABOUT THE OFFER?	The Information Agent can help answer your questions. The Information Agent is D.F. King & Co., Inc., whose address and telephone number are set forth on the back cover page of this Offer to Purchase.

FORWARD-LOOKING STATEMENTS

This Offer to Purchase, the Introduction, Sections 2, 10 and 14 and documents incorporated by reference contain statements that are not historical facts and constitute projections, forecasts or forward-looking statements. These statements may be identified by the use of forward-looking words or phrases such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “may” and “should.” These statements are not guarantees of performance. They are inherently subject to known and unknown risks, uncertainties and assumptions that could cause our future results and shareholder value to differ materially from those expressed in these statements. Our actual actions or results may differ materially from those expected or anticipated in the forward-looking statements. Specific factors that might cause such a difference include, those described under the caption “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the year ended September 30, 2005. Should one or more of these risks or uncertainties occur, or should our assumptions prove incorrect, actual results may vary materially from those described in this Offer to Purchase as anticipated, believed, estimated or expected.

To the Holders of Our Common Stock:

INTRODUCTION

Atlas America, Inc., a Delaware corporation, invites its shareholders to tender shares of Atlas America common stock, par value $0.01 per share, for purchase by it. We are offering to purchase up to 1,950,000 shares at prices specified by the tendering shareholders not greater than $54.00 nor less than $52.00 per share, net to the seller in cash, without interest.

We will determine the lowest purchase price that will allow us to buy 1,950,000 shares or, if a lesser number of shares are properly tendered, all shares that are properly tendered and not withdrawn. We will purchase all shares that we acquire in the offer at the price we have determined, even if the price at which you chose to tender your shares was lower.

Our offer is being made upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal which, as they may be amended or supplemented from time to time, together constitute this offer.

We will purchase only shares properly tendered at prices at or below the purchase price we determine and not properly withdrawn. However, because of the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase, we will not purchase all of the shares tendered at or below the purchase price if more than the number of shares we seek are tendered. We will return shares tendered at prices in excess of the purchase price that we select and shares we do not purchase because of proration or conditional tenders as promptly as practicable following the Expiration Date (as defined in Section 1).

We reserve the right, in our sole discretion, to purchase more than 1,950,000 shares pursuant to this offer, subject to certain limitations and legal requirements. See Sections 1 and 15.

This offer is not conditioned on any minimum number of shares being tendered. The offer is, however, subject to other conditions. See Section 7.

Our Board of Directors has approved this offer. However, neither we, our Board of Directors nor the Information Agent makes any recommendation whether you should tender or refrain from tendering your shares or at what purchase price you should choose to tender your shares, and none of them have authorized any person to make any recommendation. You must make your own decision whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. In deciding whether to tender and at what purchase price, you should consider our reasons for making this offer and other available information about us. See Section 2. Our directors and executive officers have advised us that they do not intend to tender any shares in the offer. Our Employee Stock Ownership Plan is the shareholder of record for our common stock held under the plan and the trustee of the Employee Stock Ownership Plan will determine whether or not to tender shares held in the plan.

If, at the expiration of the offer, more than 1,950,000 shares (or such greater number of shares as we may elect to purchase) are properly tendered at or below the purchase price and not properly withdrawn, we will buy shares first from all odd lot holders (as defined in Section 1) who properly tender all their shares at or below the purchase price and second, on a pro rata basis from all other shareholders who properly tender shares at or below the purchase price, other than shareholders who tender conditionally and for whom the condition is not satisfied. See Section 1.

We will pay the purchase price net to the tendering shareholder in cash, without interest. Tendering shareholders who hold shares registered in their own names and who tender their shares directly to the Depositary will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on our purchase of shares in the offer. We urge shareholders holding shares through brokers or banks to consult the brokers or banks to determine whether transaction costs may apply if shareholders tender shares through the brokers or banks and not directly to the Depositary. Any tendering shareholder or other payee who fails to complete, sign and return to the Depositary the Substitute Form W-9 that is included as part of the Letter of Transmittal or Form W-8 obtained from the Depositary may be subject to required United States federal income tax backup withholding equal to 28% of the gross proceeds payable to the tendering shareholder or other payee pursuant to the offer. See Section 3.

We will pay the fees and expenses of American Stock Transfer & Trust Company, the Depositary for this offer, D.F. King & Co., Inc., the Information Agent for this offer, GreatBanc Trust Company, the trustee for our Employee Stock Ownership Plan,

Prairie Capital Advisors, Inc. the financial advisor for our Employee Stock Ownership Plan, and ATR, Inc., the third party administrator for our 401(k) Plan and Resource America’s 401(k) Plan. See Section 16.

Participants in our 401(k) Plan or Resource America’s 401(k) Plan may instruct the plan trustee, acting through ATR, Inc., to tender some or all of the shares held for the participant’s account by following the instructions in the “Letter to Participants in Atlas America’s 401(k) Plan” or “Letter to Participants in Resource America’s 401(k) Plan,” as appropriate, furnished separately and returning it to ATR, Inc. in accordance with those instructions. If ATR, Inc. has not received a participant’s instructions at least 3 business days before the Expiration Date, ATR, Inc. will not tender any shares held on behalf of the participant in the applicable 401(k) Plan. See Section 3. The proceeds received by the trustee from any tender of shares from a participant’s account will be reinvested pro-rata in accordance with the participant’s current investment directions for new elective deferral contributions. However, if the participant’s current investment directions for new elective deferral contributions to our 401(k) Plan provide that some or all of the participant’s contributions are to be invested in our common stock, then that portion of the tender proceeds will be invested in the Vanguard Prime Money Market Fund. Once the tender proceeds have been credited to the participant’s 401(k) Plan account, the participant may reallocate his or her investments among the various investment funds under the plan in the usual manner.

Our Employee Stock Ownership Plan is the shareholder of record, on behalf of plan participants, of our common stock held in the Employee Stock Ownership Plan trust, so participants in the Employee Stock Ownership Plan do not have any actions to take with respect to this offer. GreatBanc Trust Company is the independent trustee of the Employee Stock Ownership Plan and will determine, on behalf of the plan participants, in consultation with the independent financial advisor for the plan, Prairie Capital Advisors, Inc., whether or not to tender any of the shares held by the Employee Stock Ownership Plan. See Section 3 for more details.

As of January 30, 2007, we had 19,349,284 issued and outstanding shares. The 1,950,000 shares that we are offering to purchase represent approximately 10% of our shares outstanding on that date. The shares are listed and traded on The Nasdaq Stock Market under the symbol “ATLS.” On January 29, 2007, the last full day before we first announced our intention to make the offer, the last reported sale price on The Nasdaq Stock Market was $51.28. On February 7, 2007, the last full trading day before commencement of the offer, the last reported sale price of the shares as reported on The Nasdaq Stock Market was $53.94. We urge shareholders to obtain current market quotations for the shares. See Section 8.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE OFFER

1.	Number of Shares.

In General.  Upon the terms and subject to the conditions of the offer, we will purchase 1,950,000 shares or, if a lesser number of shares is tendered, the lesser number of shares that are properly tendered and not properly withdrawn in accordance with Section 4 before the Expiration Date, as defined below, at prices not greater than $54.00 nor less than $52.00 per share, net to the seller in cash, without interest.

The term “Expiration Date” means Friday, March 9, 2007. However, we may, in our sole discretion, extend the period of time during which the offer will remain open. In the event of an extension, the term “Expiration Date” will refer to the latest time and date at which the offer, as extended by us, will expire. See Section 15 for a description of our right to extend, delay, terminate or amend the offer.

In accordance with Instruction 5 of the Letter of Transmittal, tendering shareholders must either:

•	specify that they are willing to sell their shares to us at the price we determine in the offer, or

•	specify the price, not greater than $54.00 nor less than $52.00 per share, at which they are willing to sell their shares to us in the offer.

As promptly as practicable following the Expiration Date, we will, upon the terms and subject to the conditions of this offer, determine a single per share purchase price (in multiples of $0.125) that will allow us to purchase 1,950,000 shares or the lesser number of shares properly tendered and not withdrawn pursuant to the offer, taking into account the number of shares tendered and the prices specified by tendering shareholders. All shares we purchase in the offer will be purchased at the same price. We will purchase only shares properly tendered at prices at or below the purchase price we determine and that have not been properly withdrawn. However, because of the “odd lot” priority, proration and conditional tender provisions, we will not purchase all of the shares tendered at or below the purchase price if more than the number of shares we seek are properly tendered. All shares tendered and not purchased pursuant to the offer, including shares tendered at prices in excess of the purchase price we determine and shares not purchased because of proration or conditional tenders, will be returned to the tendering shareholders at our expense as promptly as practicable following the Expiration Date.

We reserve the right to purchase more than 1,950,000 shares pursuant to the offer. In accordance with applicable regulations of the Securities and Exchange Commission, we may purchase pursuant to the offer an additional number of shares not to exceed 2% of the outstanding shares (i.e., up to approximately 387,000 shares) without amending or extending the offer. See Section 15.

If we:

•	increase the price that may be paid for shares above $54.00 per share or decrease the price below $52.00 per share,

•	increase the number of shares that we may purchase in the offer by more than 2% of our outstanding shares, or

•	decrease the number of shares that we may purchase in the offer,

then the offer must remain open for at least 10 business days following the date that notice of the increase or decrease is first published, sent or given in the manner specified in Section 15.

The offer is not conditioned on any minimum number of shares being tendered. The offer is, however, subject to other conditions. See Section 7.

Priority of Purchases.  If more than 1,950,000 shares (or any greater number of shares that we may elect to purchase) have been properly tendered at prices at or below the purchase price selected by us and not properly withdrawn before the Expiration Date, we will purchase properly tendered shares on the basis set forth below:

•	First, we will purchase all shares tendered by any odd lot holder (as defined below) who:

•	tenders all shares owned beneficially or of record by the odd lot holder at a price at or below the purchase price determined by us (tenders of less than all of the shares owned by the odd lot holder will not qualify for this preference); and

•	completes the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

•	Second, after the purchase of all of the shares properly tendered by odd lot holders, subject to the conditional tender provisions described in Section 6, we will purchase all other shares tendered at prices at or below the purchase price on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described below.

Consequently, all of the shares that a shareholder tenders in the offer may not be purchased even if they are tendered at prices at or below the purchase price.

Odd Lots.  The term “odd lots” means all shares tendered at prices at or below the purchase price selected by us by any person (an “odd lot holder”) who owned beneficially or of record a total of fewer than 100 shares (not including any shares held in our 401(k) Plan or Resource America’s 401(k) Plan, which will not have priority) and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. To qualify for this preference, an odd lot holder must tender all shares owned by the holder in accordance with the procedures described in Section 3. We will accept odd lots for payment before any proration of the purchase of other tendered shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more shares, even if these holders have separate accounts or certificates representing fewer than 100 shares, or with respect to any shares held in our 401(k) Plan or Resource America’s 401(k) Plan. By tendering in the offer, an odd lot holder who holds shares in his name and tenders the shares directly to the Depositary would not only avoid the payment of brokerage commissions, but also would avoid any applicable odd lot discounts in a sale of the holder’s shares. Any odd lot holder wishing to tender all of the shareholder’s shares pursuant to the offer should complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

We also reserve the right, but will not be obligated, to purchase all shares properly tendered by any shareholder who tenders any shares owned beneficially or of record, at or below the purchase price determined by us and who, as a result of proration, would then own beneficially or of record an aggregate of fewer than 100 shares. If we exercise this right, the number of shares that we are offering to purchase will increase by the number of shares purchased through the exercise of the right.

Proration.  If proration of tendered shares is required, we will determine the proration factor as promptly as practicable following the Expiration Date. Proration for each shareholder tendering shares, other than odd lot holders, will be based on the ratio of the number of shares tendered by the shareholder to the total number of shares tendered by all shareholders, other than odd lot holders, at or below the purchase price selected by us. Because of the difficulty in determining the number of shares properly tendered and not properly withdrawn, and because of the odd lot procedure described above and the conditional tender procedure described in Section 6, we do not expect that we will be able to announce the final proration factor or commence payment for any shares purchased pursuant to the offer until about 7 business days after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date. Shareholders may obtain preliminary proration information from the Information Agent and may be able to obtain this information from their brokers.

As described in Section 14, the number of shares that we will purchase from a shareholder pursuant to the offer may affect the United States federal income tax consequences to the shareholder of the purchase and, therefore, may be relevant to a shareholder’s decision whether or not to tender shares. The Letter of Transmittal affords each tendering shareholder the opportunity to designate the order of priority in which shares tendered are to be purchased in the event of proration. The order of purchase may have an effect on the federal income tax treatment of the purchase price for the shares purchased. In addition, shareholders may choose to submit a “conditional tender” under the procedures discussed in Section 6 in order to structure their tender for federal income tax reasons.

We will furnish this Offer to Purchase and the related Letter of Transmittal to record holders of the shares and to brokers, banks and similar persons whose names, or the names of whose nominees, appear on our shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

2.	Purpose of the Offer; Certain Effects of the Offer.

Purpose of the Offer.  We are making the offer to buy back our shares because we believe that our shares are undervalued in the public market and that the offer is consistent with our long-term corporate goal of increasing shareholder value. We believe that the offer is a prudent use of our financial resources. We also believe that, given our business, assets and prospects, investing in our own shares is an attractive use of capital that will benefit us and our remaining shareholders. The offer provides shareholders who are considering a sale of all or a portion of their shares the opportunity to determine the price or prices (not greater than $54.00 nor less than $52.00 per share) at which they are willing to sell their shares and, if any shares are purchased pursuant to the offer, to sell those shares to us for cash without the usual costs associated with a market sale. The offer gives shareholders an opportunity to sell their shares at a price greater than the market prices prevailing immediately before the announcement of the offer. To the extent that the purchase of our shares results in a reduction in the number of shareholders of record, our costs for shareholder services should be reduced.

Once the offer is completed, we believe that our currently available cash, anticipated cash flow from operations, access to credit facilities and capital markets and financial condition, taken together, will be adequate for our needs for at least the next 12 months. However, our actual experience may differ significantly from our expectations. Future events may adversely or materially affect our business, expenses or prospects and could affect our available cash or the availability or cost of external financial resources.

Our Board of Directors has approved the offer. However, neither we, our Board of Directors nor the Information Agent makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares or as to the purchase price at which shareholders should tender their shares, and none of them have authorized any person to make any recommendation. We urge shareholders to evaluate carefully all information in the offer, consult with their own investment and tax advisors and make their own decision whether to tender and, if so, how many shares to tender and the price or prices at which to tender them. Our directors and executive officers have advised us that they do not intend to tender any of their shares pursuant to this offer.

Certain Effects of the Offer.  Upon the completion of the offer, non-tendering shareholders will realize a proportionate increase in their relative ownership interest in our company, and thus in our future earnings and assets, subject to our right to issue additional shares and other equity securities in the future. Shareholders may be able to sell non-tendered shares in the future on The Nasdaq Stock Market or otherwise at a net price significantly higher than the purchase price in the offer. We can give no assurance, however, as to the price at which a shareholder may be able to sell his or her shares in the future.

Shares that we acquire in this offer will become treasury stock and will be available for us to issue in the future without further shareholder action (except as may be required by applicable law or rules of The Nasdaq Stock Market) for all purposes, such as the acquisition of other businesses or the raising of additional capital for use in our businesses. We have no current plans for the issuance of shares repurchased pursuant to this offer. Except as disclosed in this Offer to Purchase, we currently have no plans, proposals or negotiations under way that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or those of any of our subsidiaries;

•	any material change in our present dividend rate or policy, or our indebtedness, capitalization, corporate structure or business;

•	any change in our present Board of Directors or management, or any plans or proposals to change the number or the term of directors or to change any material term of the employment contract of any executive officer;

•	any class of our equity securities being delisted by Nasdaq or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association;

•	any class of our equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act;

•	the suspension of our obligation to file reports under Section 15(d) of the Securities Exchange Act;

•	the acquisition or disposition by any person of a material amount of our securities; or

•	any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of us.

Although we have no current plans to acquire additional shares of our common stock other than through the offer, we may in the future purchase additional shares in the open market, in private transactions, through tender offers or otherwise, subject to the approval of our Board and any applicable regulatory requirements. In November 2005, our Board authorized the repurchase from time to time of up to $50.0 million of our common stock. We have purchased 667,342 shares at a cost of $29.9 million under the repurchase plan to date. Future purchases may be on the same terms as this offer or on terms that are more or less favorable to shareholders than the terms of this offer. However, Rule 13e-4 under the Securities Exchange Act prohibits us and our affiliates from purchasing any shares, other than pursuant to the offer, until at least 10 business days after the Expiration Date. Any future purchases by us will depend on many factors, including:

•	the market price of the shares at that time;

•	the results of this offer;

•	our business strategy;

•	our business and financial position; and

•	general economic and market conditions.

3.	Procedures for Tendering Shares.

Proper Tender of Shares.  For your shares to be properly tendered, either (1) or (2) below must happen:

(1) The Depositary must receive all of the following before or on the Expiration Date at the Depositary’s address set forth on the back page of this document:

•	one of (a) the certificates for the shares or (b) a confirmation of receipt of the shares pursuant to the procedure for book-entry transfer we describe below,

•	one of (a) a properly completed and executed Letter of Transmittal or a manually executed facsimile of it, including any required signature guarantees, (b) an “Agent’s Message” of the type we describe below in the case of a book-entry transfer or (c) a specific acknowledgement in the case of a tender through the “automated tender offer program” we describe below, and

•	any other documents required by the Letter of Transmittal; or

(2) You must comply with the guaranteed delivery procedure set forth below.

As specified by Instruction 5 of the Letter of Transmittal, each shareholder desiring to tender shares pursuant to the offer must either

•	check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Offer” or

•	check one of the boxes in the section of the Letter of Transmittal captioned “Shares Tendered at a Price Determined by Shareholder” indicating the price at which the shareholder is tendering the shares.

A tender of shares will be proper if, and only if, one of these boxes is checked on the Letter of Transmittal.

If you wish to maximize the chance that we will purchase your shares, you should check the box in the section on the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Offer.” You should be aware that this election could result in our purchasing the tendered shares at the minimum price of $52.00 per share.

If you wish to indicate a specific price (in multiples of $0.125) at which your shares are being tendered, you must check a box under the section captioned “Shares Tendered at a Price Determined by Shareholder.” You should be aware that this election could mean that none of your shares will be purchased if you check a box other than the box representing the lowest price.

A shareholder who wishes to tender shares at more than one price must complete separate Letters of Transmittal for each price at which shares are being tendered. The same shares cannot be tendered (unless previously properly withdrawn in accordance with the terms of the offer) at more than one price.

Odd lot holders who tender all their shares must also complete the section captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, to qualify for the preferential treatment available to odd lot holders described in Section 1.

We urge shareholders who hold shares through brokers or banks to consult the brokers or banks to determine whether transaction costs may apply if shareholders tender shares through the brokers or banks and not directly to the Depositary.

Participants in our 401(k) Plan or Resource America’s 401(k) Plan who wish to tender some or all of the shares allocated to their accounts must follow the instructions in the “Letter to Participants in Atlas America’s 401(k) Plan” or “Letter to Participants in Resource America’s 401(k) Plan,” as appropriate, furnished separately and return it to ATR, Inc. in accordance with those instructions. The instructions must be received by ATR, Inc. no later than 3 business days before the Expiration Date or no shares allocated to the participant’s account will be tendered.

Signature Guarantees and Method of Delivery.  Depending on how your shares are registered and to whom you want payments or deliveries made, you may need to have certificates endorsed and the signatures on the Letter of Transmittal and endorsement guaranteed by an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Securities Exchange Act. No endorsement or signature guarantee is required if:

•	the Letter of Transmittal is signed by the registered holder of the shares tendered (which, for purposes of this Section 3, includes any participant in the Depositary Trust Company, referred to as DTC, whose name appears on a security position listing as the owner of the shares) exactly as the name of the registered holder appears on the certificate(s) for the shares and payment and delivery are to be made directly to the holder; or

•	shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity that is an eligible guarantor institution, (each of the foregoing constitutes an “Eligible Institution”).

See Instruction 1 of the Letter of Transmittal.

On the other hand, if a certificate for shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or shares not purchased or tendered are to be issued, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an Eligible Institution.

In all cases, we will pay for shares tendered and accepted for payment pursuant to the offer only after timely receipt by the Depositary of certificates for the shares (or a timely confirmation of the book-entry transfer of the shares into the Depositary’s account at DTC as described below), a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), an Agent’s Message in the case of a book-entry transfer, or the specific acknowledgement in the case of a tender through the automated tender offer program.

The method of delivery of all documents, including certificates for shares, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering shareholder. If delivery is by mail, we recommend that shareholders use registered mail with return receipt requested, properly insured. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Delivery.  The Depositary will establish an account with respect to the shares for purposes of this offer at DTC within 2 business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s system may make book-entry delivery of the shares by causing DTC to transfer shares into the Depositary’s account in accordance with the DTC’s procedures for transfer. Even if delivery of shares is made through a book-entry transfer into the Depositary’s account at DTC, either

•	the Depositary must receive all of the following before or on the Expiration Date at the Depositary’s address set forth on the back page of this document:

•	one of (a) properly completed and executed Letter of Transmittal or a manually executed facsimile of it, including any required signature guarantees, (b) an Agent’s Message as described below in the case of a book-entry transfer or (c) a specific acknowledgement in the case of a tender through the automated tender offer program, and

•	any other documents required by the Letter of Transmittal; or

•	the guaranteed delivery procedure described below must be followed.

Delivery of the Letter of Transmittal and any other required documents to DTC does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgement from a participant tendering shares that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce the agreement against the participant.

DTC participants may tender their shares in accordance with DTC’s automated tender offer program to the extent it is available to them for the shares they wish to tender. A shareholder tendering through the automated tender offer program must expressly acknowledge (the “specific acknowledgement” referred to above) that the shareholder has received and agreed to be bound by the Letter of Transmittal and that the Letter of Transmittal may be enforced against the shareholder.

Guaranteed Delivery.  If you desire to tender shares pursuant to the offer and your share certificates are not immediately available or cannot be delivered to the Depositary before the Expiration Date (or the procedure for book-entry transfer cannot be completed on a timely basis), or if time will not permit all required documents to reach the Depositary before the Expiration Date, your shares still may be tendered if all of the following conditions are satisfied:

•	the tender is made by or through an Eligible Institution;

•	the Depositary receives by hand, mail, overnight courier or facsimile transmission, on or before the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form we have provided with this Offer to Purchase, including (where required) a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery; and

•	the certificates for all tendered shares, in proper form for transfer (or confirmation of book-entry transfer of the shares into the Depositary’s account at DTC), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), including any required signature guarantees, an Agent’s Message in the case of a book-entry transfer or the specific acknowledgement in the case of a tender through DTC’s automated tender offer program, and any other documents required by the Letter of Transmittal, are received by the Depositary within 3 business days after the date of receipt by the Depositary of the Notice of Guaranteed Delivery.

Return of Unpurchased Shares.  If any tendered shares are not purchased, or if less than all shares evidenced by a shareholder’s certificates are tendered, we will return certificates for unpurchased shares as promptly as practicable after the Expiration Date or, in the case of shares tendered by book-entry transfer at DTC, the shares will be credited to the appropriate account maintained by the tendering shareholder at DTC, in each case without expense to the shareholder.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects.  All questions as to the number of shares to be accepted, the purchase price to be paid for shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion. Our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any shares that we determine are not in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular shares or any particular shareholder. Our interpretation of the terms of the offer will be final and binding on all parties. No tender of shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering shareholder or waived by us. We will not, and none of the Depositary or any other person will, be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give any notice.

The 401(k) Plans.  Participants in our 401(k) Plan or Resource America’s 401(k) Plan may instruct the third party administrator, ATR, Inc. (acting on behalf of the plan trustee), to tender some or all of the shares allocated to a participant’s account by following the instructions in the “Letter to Participants in Atlas America’s 401(k) Plan” or “Letter to Participants in Resource America’s 401(k) Plan,” as appropriate, furnished separately and returning it to ATR, Inc. in accordance with those instructions. All documents furnished to shareholders generally in connection with the offer will be made available to participants whose accounts are credited with shares. Participants in either of the plans cannot use the Letter of Transmittal to direct the tender of shares, but must use the separate instruction letter sent to them.

Delivery of a Letter of Transmittal by a plan participant does not constitute proper tender of his or her plan shares. Proper tender can only be made by the plan trustee, acting through ATR, Inc., as the record owner of the shares held in the plan. Please note that instruction letters must be submitted to ATR, Inc. before the Expiration Date. We have been advised that if ATR, Inc.

has not received a participant’s instructions at least 3 business days before the Expiration Date, shares held on behalf of the participant in our 401(k) Plan or Resource America’s 401(k) Plan will not be tendered.

Our 401(k) Plan and Resource America’s 401(k) Plan are prohibited from selling shares to us for a price that is less than the prevailing market price. Accordingly, if a participant in either plan elects to tender shares at a price that is lower than the prevailing market price of our common stock at the expiration of the offer, the tender price elected by the participant will be deemed to have been increased to the closest tender price that is not less than the closing price of our common stock on The Nasdaq Stock Market on the Expiration Date.

The proceeds received by the plan trustee from any tender of shares from a participant’s plan account will be reinvested pro rata in accordance with the participant’s current investment directions for new elective deferral contributions to the plan. However, if the participant’s current investment directions for new elective deferral contributions to our 401(k) Plan provide that some or all of the participant’s contributions are to be invested in our common stock, then that portion of the tender proceeds will be invested in the Vanguard Prime Money Market Fund. Once the tender proceeds have been credited to the participant’s plan account, the participant may reallocate his or her investments among the various investment funds under the plan in the usual manner. We urge participants in either of the plan to read the separate instruction letter and related materials carefully.

Our Employee Stock Ownership Plan.  The Employee Stock Ownership Plan is the shareholder of record, on behalf of plan participants, of our common stock held in the Employee Stock Ownership Plan trust. GreatBanc Trust Company is the independent trustee of the Employee Stock Ownership Plan, so it will determine, in consultation with Prairie Capital Advisors, Inc., the independent financial advisor for the plan, whether or not to tender on behalf of the plan participants any of the shares held by the Employee Stock Ownership Plan. The Employee Stock Ownership Plan trustee is required to act prudently and for the exclusive purpose of providing benefits to Employee Stock Ownership Plan participants and beneficiaries, in addition to fulfilling other fiduciary obligations, so GreatBanc Trust Company, in collaboration with Prairie Capital Advisors, Inc., will fully investigate and consider this offer on behalf of the plan participants and beneficiaries.

The Employee Stock Ownership Plan is prohibited by law from selling shares to us for a price that is less than the prevailing market price of the shares. Therefore, if the Employee Stock Ownership Plan trustee elects to tender shares held in the Employee Stock Ownership Plan trust, that election will stipulate that the tender price elected by the trustee will be no less than the closing price of our common stock on The Nasdaq Stock Market on the Expiration Date. The Employee Stock Ownership Plan trustee has not yet decided whether or not to tender any shares pursuant to this offer and will investigate and consider the offer and make a determination on behalf of the plan participants and beneficiaries before the Expiration Date. Any proceeds received by the Employee Stock Ownership Plan as a result of a tender of shares will be allocated under the plan in accordance with the plan terms and invested in the Employee Stock Ownership Plan trust in accordance with the investment guidelines applicable to cash held in the trust.

Tendering Shareholder’s Representation and Warranty; Our Acceptance Constitutes an Agreement.  Your tender of shares under any of the procedures described above will constitute your acceptance of the terms and conditions of the offer, as well as your representation and warranty to us that:

•	you have a “net long position,” within the meaning of Rule 14e-4 under the Securities Exchange Act, in the shares or equivalent securities at least equal to the shares being tendered, and

•	the tender of shares complies with Rule 14e-4.

It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person’s own account unless, at the time of tender and at the end of the proration period or period during which shares are accepted by lot (including any extensions), the person so tendering:

•	has a net long position equal to or greater than the amount of:

•	shares tendered or

•	securities convertible into or exchangeable or exercisable for the shares tendered and will acquire the shares for tender by conversion, exchange or exercise, and

•	will deliver or cause to be delivered the shares in accordance with the terms of the offer.

Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Our acceptance for payment of shares tendered pursuant to the offer will constitute a binding agreement between the tendering shareholder and us on the terms and conditions of the offer.

United States Federal Income Tax Backup Withholding.  Under the United States federal income tax backup withholding rules, unless an exemption applies, 28% of the gross proceeds payable to a shareholder or other payee pursuant to the offer must be withheld and remitted to the United States Internal Revenue Service, unless the shareholder or other payee provides his or her taxpayer identification number (employer identification number or social security number) to the Depositary (as payor) and certifies under penalties of perjury that the number is correct. Therefore, each tendering shareholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal in order to provide the information and certification necessary to avoid backup withholding unless the shareholder otherwise establishes to the satisfaction of the Depositary that the shareholder is not subject to backup withholding. If a United States holder (as defined in Section 14) does not provide the Depositary with the correct taxpayer identification number, the United States holder may be subject to penalties imposed by the IRS. If withholding results in an overpayment of taxes, a refund may be obtained from the IRS in accordance with its refund procedures. Certain “exempt recipients” (including, among others, all corporations and certain non-United States holders (as defined in Section 14)) are not subject to these backup withholding and information reporting requirements. See Instruction 14 of the Letter of Transmittal.

Withholding For Non-United States Holders.  Gross proceeds payable pursuant to the offer to a foreign shareholder or its agent will be subject to withholding of U.S. federal income tax at a rate of 30%, unless we determine that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States and, in either case, the foreign shareholder provides the appropriate certification, as described below. For this purpose, a foreign shareholder is any shareholder that is not for U.S. federal income tax purposes: (a) a citizen or resident of the United States, (b) a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (c) an estate the income of which is subject to U.S. federal income tax regardless of its source or (d) a trust (1) the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (2) for which a valid election has been made to be treated as a U.S. person for U.S. federal income tax purposes under applicable Treasury regulations.

A foreign shareholder may be eligible to file for a refund of such amounts withheld or a portion of such amounts withheld if such shareholder satisfies the “complete termination,” “substantially disproportionate,” or “not essentially equivalent to a dividend” tests described in Section 14 or if such shareholder is entitled to a reduced rate of withholding pursuant to a tax treaty and we withheld at a higher rate. In order to obtain a reduced rate of withholding under a tax treaty, a foreign shareholder must deliver to the Depositary before payment a properly completed and executed IRS Form W-8BEN claiming such an exemption or reduction. In order to claim an exemption from withholding on the grounds that gross proceeds paid pursuant to the offer are effectively connected with the conduct of a trade or business within the United States, a foreign shareholder must deliver to the Depositary a properly completed and executed IRS Form W-8ECI claiming such exemption. Such forms may be obtained from the Depositary. Backup withholding generally will not apply to amounts subject to the 30% rate or a treaty-reduced rate of withholding. Foreign shareholders should consult their own tax advisors regarding the application of U.S. federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedure.

Lost, Stolen or Destroyed Certificates.  Shareholders whose certificates for part or all of their shares have been lost, stolen, misplaced or destroyed and desire to tender some or all of their shares should contact the Depositary (which is also our stock transfer agent) at (877) 248-6417 for instructions regarding the procedures to be followed in order to replace the certificate. The Letter of Transmittal and the related documents cannot be processed until the procedures for replacing lost, stolen or destroyed certificates has been followed. Shareholders are requested to contact the Depositary immediately in order to permit timely processing of this documentation.

4.	Withdrawal Rights

Shares tendered pursuant to the offer may be withdrawn at any time before the Expiration Date and, unless already accepted for payment by us pursuant to the offer, may also be withdrawn at any time after 12:00 Midnight, New York City time, on April 5, 2007. Except as otherwise provided in this Section 4, tenders of shares pursuant to the offer are irrevocable.

For a withdrawal to be effective, a notice of withdrawal must be in written or facsimile transmission form and must be received in a timely manner by the Depositary at its address set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the tendering shareholder, the number of shares to be withdrawn and the name of the registered holder of the shares, if different from that of the person who tendered the shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates for shares to be withdrawn and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3), except in the case of shares tendered for the account of an Eligible Institution. If shares have been tendered pursuant to the procedure for book-entry transfer described in Section 3, the notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC’s procedures.

All questions as to the form and validity, including the time of receipt, of any notice of withdrawal will be determined by us, in our sole discretion. Any determination by us will be final and binding on all parties. Neither we, the Depositary nor any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of them incur liability for failure to give any notice.

Participants in our 401(k) Plan or Resource America’s 401(k) Plan who wish to withdraw their shares must follow the instructions found in the “Letter to Participants in Atlas America’s 401(k) Plan” or “Letter to Participants in Resource America’s 401(k) Plan,” as appropriate, sent to them separately.

Withdrawals may not be rescinded, and any shares properly withdrawn will be deemed not properly tendered for purposes of the offer. However, withdrawn shares may be re-tendered before the Expiration Date by again following one of the procedures described in Section 3.

If we extend the offer, are delayed in our purchase of shares or are unable to purchase shares pursuant to the offer for any reason, then, without prejudice to our rights under the offer, the Depositary may, subject to applicable law, retain tendered shares on our behalf, and the shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this Section 4. Our reservation of the right to delay payment for shares that we have accepted for payment is limited by Rule 13e-4(f)(5) under the Securities Exchange Act, which requires us to pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer.

5.	Purchase of Shares and Payment of Purchase Price.

As promptly as practicable following the Expiration Date, we will:

•	determine the purchase price we will pay for the shares properly tendered and not properly withdrawn, taking into account the number of shares tendered and the prices specified by tendering shareholders, and

•	subject to the “odd lot” priority, proration and conditional tender provisions of this offer, accept for payment and pay for, and thereby purchase, shares properly tendered at prices at or below the purchase price and not properly withdrawn.

For purposes of the offer, we will be deemed to have accepted for payment (and therefore purchase), subject to the “odd lot” priority, proration and conditional tender provisions of this offer, shares that are properly tendered at or below the purchase price selected by us and not properly withdrawn only when, as and if we give oral or written notice to the Depositary of our acceptance of the shares for payment pursuant to the offer.

We will accept for payment and pay the per share purchase price for all of the shares accepted for payment pursuant to the offer as soon as practicable after the Expiration Date. In all cases, payment for shares tendered and accepted for payment pursuant to the offer will be made promptly, subject to possible delay in the event of proration or conditional tender, but only after timely receipt by the Depositary of certificates for shares, or of a timely book-entry confirmation of shares into the Depositary’s account at DTC, and a properly completed and duly executed Letter of Transmittal (or manually signed facsimile of the Letter of Transmittal), an Agent’s Message in the case of a book-entry transfer or the specific acknowledgement in the case of a tender through DTC’s automated tender offer program, and any other required documents.

We will pay for shares purchased pursuant to the offer by depositing the aggregate purchase price for the shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from us and transmitting payment to the tendering shareholders.

In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment as soon as practicable after the Expiration Date. However, we do not expect to be able to announce the final results of any proration and commence payment for shares purchased until approximately 7 business days after the Expiration Date. Certificates for all shares tendered and not purchased, including all shares tendered at prices in excess of the purchase price and shares not purchased due to proration or conditional tenders, will be returned to the tendering shareholder or, in the case of shares tendered by book-entry transfer, will be credited to the DTC account maintained by the participant who delivered the shares, at our expense as promptly as practicable after the Expiration Date or termination of the offer. Under no circumstances will we pay interest on the purchase price, including by reason of any delay in making payment. In addition, if certain events occur, we may not be obligated to purchase shares pursuant to the offer. See Section 7.

We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased pursuant to the offer. If, however, payment of the purchase price is to be made to, or (in the circumstances permitted by the offer) if unpurchased shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption from payment of the stock transfer taxes, is submitted. See Instruction 7 of the Letter of Transmittal.

Any tendering shareholder or other payee who fails to complete fully, sign and return to the Depositary the Substitute Form W-9 included with the Letter of Transmittal may be subject to required United States federal income tax backup withholding. See Section 3. Also see Sections 3 and 14 regarding United States federal income tax consequences for non-United States shareholders.

6.	Conditional Tender of Shares.

Under certain circumstances and subject to the exceptions for odd lot holders described in Section 1, we may prorate the number of shares purchased pursuant to the offer. As discussed in Section 14, the number of shares to be purchased from a particular shareholder may affect the tax treatment of the purchase to the shareholder and the shareholder’s decision whether to tender. The conditional tender alternative is made available so that a shareholder may seek to structure our purchase of shares from the shareholder in such a manner that it will be treated as a sale of such shares by the shareholder, rather than the payment of a dividend to the shareholder, for federal income tax purposes. Accordingly, a shareholder may tender shares subject to the condition that a specified minimum number of the shareholder’s shares tendered pursuant to a Letter of Transmittal or Notice of Guaranteed Delivery must be purchased if any shares tendered are purchased. Any shareholder desiring to make a conditional tender must so indicate in the box captioned “Conditional Tender” in the Letter of Transmittal or, if applicable, the Notice of Guaranteed Delivery. We urge each shareholder to consult with his or her own tax advisor.

Any tendering shareholder wishing to make a conditional tender must calculate and appropriately indicate the minimum number of shares that must be purchased if any are purchased. If the effect of accepting tenders on a pro rata basis would be to reduce the number of shares to be purchased from any shareholder below the minimum number specified by that shareholder, the conditional tender will automatically be regarded as withdrawn (except as provided in the next paragraph). We will return all shares tendered by a shareholder subject to a conditional tender and regarded as withdrawn as a result of proration as promptly as practicable after the Expiration Date.

If conditional tenders would otherwise be regarded as withdrawn because of proration and would cause the total number of shares to be purchased to fall below 1,950,000, then to the extent feasible we will select enough of the conditional tenders that would otherwise have been deemed withdrawn to permit us to purchase 1,950,000 shares. In selecting among the conditional tenders, we will select by lot and will limit our purchase in each case to the designated minimum number of shares to be purchased.

7.	Conditions of the Offer.

Notwithstanding any other provision of this offer, we may terminate or amend the offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to the rules under the Securities Exchange Act, if at any time on or after the commencement of the offer and before the Expiration Date any of the following events have occurred (or have been determined by us to have occurred) that, in our sole judgment and regardless of the circumstances giving rise to the event or events (including any action or omission to act by us), makes it inadvisable to proceed with the offer or with acceptance of shares for payment:

•	there has been threatened, instituted or pending any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, before any court, authority, agency or other tribunal that directly or indirectly:

•	challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of the offer, the acquisition of some or all of the shares pursuant to the offer or otherwise relates in any manner to the offer; or

•	in our reasonable judgment could materially and adversely affect our and our subsidiaries’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of our business or any of our subsidiaries’ business or materially impair the contemplated benefits of the offer to us;

•	there has been any action threatened, instituted, pending or taken, including any settlement, or any approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries, by any court, government or governmental, regulatory or administrative authority, agency or tribunal that, in our reasonable judgment, could directly or indirectly result in the consequences referred to under the first bullet point, above;

•	there has occurred any of the following:

•	any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market;

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

•	the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States;

•	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, could materially affect, the extension of credit by banks or other lending institutions in the United States;

•	any significant decrease in the market price of our common stock or in the market prices of equity securities generally in the United States or any changes in the general political, market, economic or financial conditions in the United States or abroad that could have, in our reasonable judgment, a material adverse effect on our and our subsidiaries’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or on trading in our common stock or on the benefits of the offer to us;

•	in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof; or

•	any decline in the S&P Small-Cap 500 Energy Index by an amount in excess of 10% measured from the close of business on February 7, 2007;

•	a tender or exchange offer for any or all of the shares (other than this offer), or any merger, acquisition proposal, business combination or other similar transaction with or involving us or any subsidiary, has been proposed, announced or made by any person or has been publicly disclosed;

•	we learn that:

•	any entity, “group” (as that term is used in Section 13(d)(3) of the Securities Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC on or before February 7, 2007); or

•	any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before February 7, 2007 has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of an additional 2% or more of our outstanding shares;

•	any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any of our shares of common stock, or has made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our respective assets or securities;

•	any change or changes have occurred or are threatened in our or our subsidiaries’ business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership that, in our reasonable judgment, is or may be material to us or our subsidiaries; or

•	we determine that the consummation of the offer and the purchase of the shares may cause our common stock to be delisted from The Nasdaq Stock Market or to be subject to deregistration under the Securities Exchange Act.

The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances (including any action or omission to act by us) giving rise to any condition, and may be waived by us, in whole or in part, at any time and from time to time in our sole discretion. Our failure at any time to exercise any of the rights described above will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Date. Any determination by us concerning the events described above will be final and binding on all parties.

8.	Price Range of Shares.

Our common stock is listed for trading on The Nasdaq Stock Market under the symbol “ATLS.” The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per share as reported on The Nasdaq Stock Market. The quarterly share prices have been adjusted to reflect the 3-for-2 stock split on March 10, 2006. In 2006, we changed our fiscal year end from September 30 to December 31.

	High	Low

Fiscal year ended September 30, 2005
First quarter	$24.27	$14.35
Second quarter	27.45	21.71
Third quarter	25.79	20.13
Fourth quarter	33.93	25.47
Quarter ended December 31, 2005	42.42	28.25

Fiscal year ended December 31, 2006
First quarter	49.15	41.35
Second quarter	53.14	40.11
Third quarter	47.73	41.50
Fourth quarter	52.02	40.27

Fiscal year ending December 31, 2007
First quarter through February 7, 2007	54.18	48.48

9.	Source and Amount of Funds.

Assuming we purchase 1,950,000 shares pursuant to the offer at the maximum specified purchase price of $54.00 per share, we expect the maximum aggregate cost, including all expenses applicable to the offer, will be approximately $105.4 million. We anticipate that we will pay for the shares purchased in the offer and related expenses from available cash.

10.	Certain Information Concerning Us.

Until recently, our operations consisted of our natural gas and oil development and production business and our ownership of Atlas Pipeline Partners GP, LLC, the general partner of Atlas Pipeline Partners, L.P. (NYSE: APL). Atlas Pipeline Partners is active in the transmission, gathering and processing segments of the midstream natural gas industry.

In July 2006, we contributed our ownership interest in Atlas Pipeline Partners GP to our subsidiary, Atlas Pipeline Holdings, L.P. (NYSE: AHD), and Atlas Pipeline Holdings issued 3,600,000 common units to the public, representing a 17% interest, in its initial public offering. Atlas Pipeline Holdings distributed $74.3 million of the net proceeds of this offering to us.

In December 2006, we contributed our natural gas and oil development and production business to our subsidiary, Atlas Energy Resources, LLC (NYSE: ATN), and Atlas Energy Resources issued 7,273,750 common units to the public, representing a 17% interest, in its initial public offering. Atlas Energy Resources distributed $139.9 million of the net proceeds of this offering to us.

Where You Can Find More Information.  We are subject to the informational filing requirements of the Exchange Act and, accordingly, are obligated to file reports, statements and other information with the SEC relating to our business, financial condition and other matters. Information as of particular dates, concerning our directors and officers, their remuneration, options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us is required to be disclosed in proxy statements distributed to our shareholders and filed with the SEC. We also have filed an Issuer Tender Offer Statement on Schedule TO with the SEC that includes additional information relating to the Offer.

These reports, statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of material filed with the SEC may also be obtained by mail, upon payment of the SEC’s customary charges, from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site on the Internet at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC.

Incorporation by Reference.  The rules of the SEC allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The offer incorporates by reference the documents listed below, including the financial statements and the notes related thereto contained in those documents, that have been previously filed with the SEC (excluding information furnished rather than filed). These documents contain important information about us:

•	Annual Report on Form 10-K for the fiscal year ended September 30, 2005;

•	Quarterly reports on Forms 10-QT and 10-Q for the quarters ended December 31, 2005, March 31, 2006, June 30, 2006 and September 30, 2006;

•	Current Report on Form 8-K, as filed on December 5, 2006; and

•	All documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date hereof and before the Expiration Date.

You can obtain any of the documents incorporated by reference in this Offer to Purchase from us or from the SEC’s web site at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents. You may request a copy of these documents by writing to us at: 311 Rouser Road, Moon Township, PA 15108. Our telephone number is (412) 262-2830. Please be sure to include your complete name and address in your request. If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request. You can find additional information by visiting our web site at www.atlasamerica.com.

Summary Unaudited Pro Forma Financial Information.  The following statements set forth unaudited pro forma financial information about us, giving effect to the Atlas Energy Resources transaction and to our purchase of shares in the offer as if they had occurred on September 30, 2006 (with respect to balance sheet data) and as of the beginning of each period presented (with respect to income statement data). These statements do not purport to be indicative of our financial position or results of operations for future periods or indicative of the results that actually would have been realized had the Atlas Energy Resources transaction and our purchase of shares in the offer taken place at September 30, 2006 or during the periods covered by the income statements. In 2006, we changed our fiscal year end from September 30 to December 31.

ATLAS AMERICA, INC.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
AT SEPTEMBER 30, 2006

		Pro Forma
	Historical	Adjustments		Pro Forma
	(In thousands, except share data)

ASSETS
Current assets:
Cash and cash equivalents	$64,692	$139,945	A	$99,237
		(105,400	) B
Accounts receivable	91,605			91,605
Prepaid expenses	12,198			12,198
Deferred tax asset	4,678			4,678
Advances to affiliate	—	—		—

Total current assets	173,173	34,545		207,718
Property and equipment, net	840,518			840,518
Intangible assets, net	31,564			31,564
Other assets, net	43,101			43,101
Goodwill	98,606	—		98,606

	$1,186,962	$34,545		$1,221,507

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$144			$144
Accounts payable	41,498			41,498
Liabilities associated with drilling contracts	76,883			76,883
Accrued producer liabilities	29,748			29,748
Accrued hedge liability	16,819			16,819
Accrued liabilities	42,774			42,774
Accrued income taxes	31,566			31,566
Advances from affiliate	265			265

Total current liabilities	239,697			239,697
Long-term debt	299,586			299,586
Deferred tax liability	28,615			28,615
Other liabilities	52,662			52,662
Minority interest	446,488	139,945	A	586,433
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.01 par value: 1,000,000 authorized shares	—			—
Common stock, $0.01 par value: 49,000,000 authorized shares	200			200
Additional paid-in capital	77,066			77,066
Treasury stock, at cost	(29,514)	(105,400	) B	(134,914)
ESOP loan receivable	(509)			(509)
Accumulated other comprehensive income (loss)	8,650			8,650
Retained earnings	64,021	—		64,021

Total stockholders’ equity	119,914	(105,400)		14,514

	$1,186,962	$34,545		$1,221,507

See accompanying notes to pro forma consolidated financial statements

ATLAS AMERICA, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
NINE MONTHS ENDED SEPTEMBER 30, 2006

		Pro Forma
	Historical	Adjustments		Pro Forma
	(In thousands, except share data)

REVENUES
Well construction and completion	$135,329			$135,329
Gas and oil production	66,696			66,696
Transmission, gathering and processing	327,876			327,876
Administration and oversight	8,487			8,487
Well services	9,498			9,498

	547,886			547,886
COSTS AND EXPENSES
Well construction and completion	117,677			117,677
Gas and oil production	6,437			6,437
Transmission, gathering and processing	270,981			270,981
Well services	5,540			5,540
General and administrative	33,197			33,197
Net expense reimbursement — affiliate	1,041			1,041
Depreciation, depletion and amortization	33,158			33,158

	468,031			468,031

OPERATING INCOME	79,855			79,855

OTHER INCOME (EXPENSE)
Interest expense	(19,448)			(19,448)
Minority interests	(12,987)			(12,987)
Other, net	4,643			4,643

	(27,792)			(27,792)

Income before income taxes and extraordinary item	52,063			52,063
Provision for income taxes	(20,632)			(20,632)

Income before extraordinary item	31,431			31,431

Extraordinary tax on gain on Atlas Pipeline Holdings, L.P.	(29,846)			(29,846)

Net income (loss)	$1,585			$1,585

Net income (loss) per common share — basic
Net income before extraordinary item — basic	$1.58	$0.18		$1.76

Extraordinary item	(1.50)	(0.17)		(1.67)

	$0.08	$0.01		$0.09

Weighted average common shares outstanding — basic	19,839	(1,950	) B	17,889

Net income (loss) per common share — diluted
Net income before extraordinary item — diluted	$1.55	$0.17		$1.72

Extraordinary item	(1.47)	(0.16)		(1.63)

	$0.08	$0.01		$0.09

Weighted average common shares outstanding — diluted	20,272	(1,950	) B	18,322

See accompanying notes to pro forma consolidated financial statements

ATLAS AMERICA, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
THREE MONTHS ENDED DECEMBER 31, 2005

		Pro Forma
	Historical	Adjustments		Pro Forma
	(In thousands, except share data)

REVENUES
Well drilling	$42,145			$42,145
Gas and oil production	24,086			24,086
Transmission, gathering and processing	128,740			128,740
Drilling management fee	2,964			2,964
Well services	2,561			2,561

	200,496			200,496
COSTS AND EXPENSES
Well drilling	36,648			36,648
Gas and oil production and exploration	1,721			1,721
Transmission, Gathering and processing	109,889			109,889
Well services	1,487			1,487
General and administrative	9,453			9,453
Compensation reimbursement — affiliate	163			163
Depreciation, depletion and amortization	10,324			10,324

	169,685			169,685

OPERATING INCOME	30,811			30,811

OTHER INCOME (EXPENSE)
Interest expense	(6,147)			(6,147)
Minority interest in Atlas Pipeline Partners, L.P.	(6,745)			(6,745)
Arbitration settlement, net	—			—
Other, net	691			691

	(12,201)			(12,201)
Income from continuing operations before income taxes	18,610			18,610
Provision for income taxes	6,886			6,886

Net income	$11,724			$11,724

Net income per common share — basic
Net income per common share — basic	$.59	$.06		$.65

Weighted average common shares outstanding	20,003	(1,950	) B	18,053

Net income per common share — diluted
Net income per common shares — diluted	$.58	$.06		$.64

Weighted average common shares outstanding	20,215	(1,950	) B	18,265

See accompanying notes to pro forma consolidated financial statements

ATLAS AMERICA, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED SEPTEMBER 30, 2005

		Pro Forma
	Historical	Adjustments	Pro Forma
	(In thousands, except per share data)

REVENUES
Well drilling	$134,338		$134,338
Gas and oil production	63,499		63,499
Gathering, transmission and processing	266,837		266,837
Drilling management fee	285		285
Well services	9,552		9,552

	474,511		474,511
COSTS AND EXPENSES
Well drilling	116,816		116,816
Gas and oil production and exploration	9,070		9,070
Gathering, transmission and processing	229,816		229,816
Well services	5,167		5,167
General and administrative	13,466		13,466
Compensation reimbursement — affiliate	602		602
Depreciation, depletion and amortization	24,895		24,895

	399,832		399,832

OPERATING INCOME	74,679		74,679

OTHER INCOME (EXPENSE)
Interest expense	(11,467)		(11,467)
Minority interest in Atlas Pipeline Partners, L.P.	(14,773)		(14,773)
Arbitration settlement — net	4,290		4,290
Other — net	229		229

	(21,721)		(21,721)
Income from continuing operations before income taxes	52,958		52,958
Provision for income taxes	20,018		20,018

Income from continuing operations	32,940		32,940
Income from discontinued operation, net of taxes of $103	—		—

Net income	$32,940		$32,940

Net income (loss) per common share — basic:
From continuing operations	$1.65	$.18	$1.82
Discontinued operation	—	—	—

Net income per common share	$1.65	$.18	$1.82

Weighted average common shares outstanding	20,000	(1,950)	18,050

Net income (loss) per common share — diluted:
From continuing operations	$1.64	$.18	$1.82
Discontinued operation	—	—	—

Net income per common share	$1.64	$.18	$1.82

Weighted average common shares	20,064	(1,950)	18,114

See accompanying notes to pro forma consolidated financial statements

NOTES TO CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS

A. Reflects the net cash proceeds to us from the sale of 7,273,750 common units of Atlas Energy Resources in its initial public offering.

B. Reflects the purchase of 1,950,000 shares of common stock at $54.00 per share (the high-point of the tender offer price) plus costs (estimated at $100,000) associated with the transaction

SELECTED FINANCIAL INFORMATION

	Historical				Historical
	Nine Months				Three Months		Historical
	Ended		Pro Forma		Ended		Year Ended
	September 30,		September 30,		December 31,		September 30,
	2006		2006		2005		2005

Book Value Per Common Share(1)	$6.20		$0.83		$6.64		$6.02
Ratio of Earnings To Fixed Charges	6.9	x	6.9	x	5.1	x	4.3	x

(1)	The historical book value per share is computed by dividing stockholders’ equity by the number of shares of common stock outstanding at the end of each period presented. The shares outstanding at September 30, 2005 and December 31, 2005 have been adjusted for our three-for-two stock split in March 2006.

11.	Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares

As of January 30, 2007, we had 19,349,284 issued and outstanding shares. The 1,950,000 shares that we are offering to purchase hereunder represent approximately 10% of the shares outstanding on that date.

As of January 30, 2007, our directors and executive officers as a group (14 persons) beneficially owned 3,260,147 shares or approximately 16.85% of the total outstanding shares of our common stock on that date. Each of our executive officers and directors has advised us that he or she does not intend to tender any shares pursuant to our offer. If we purchase 1,950,000 shares pursuant to the offer, and none of our executive officers or directors tender shares pursuant to the offer, then, after the purchase of shares pursuant to the offer, our executive officers and directors as a group would beneficially own approximately  % of the total shares of our common stock outstanding immediately after the offer.

The following table sets forth the number and percentage of shares of common stock owned, as of January 30, 2007 by (a) each of our present directors, (b) each of our executive officers serving during the 2006 fiscal year, and (c) all of our directors and executive officers as a group. This information is reported in accordance with the beneficial ownership rules of the Securities and Exchange Commission under which a person is deemed to be the beneficial owner of a security if that person has or shares voting power or investment power with respect to such security or has the right to acquire such ownership within 60 days. Shares of common stock issuable pursuant to options or warrants are deemed to be outstanding for purposes of computing the percentage of the person or group holding such options or warrants but are not deemed to be outstanding for purposes of computing the percentage of any other person. Unless otherwise indicated in footnotes to the table, each person listed has sole voting and dispositive power with respect to the securities owned by such person.

	Common Stock
	Amount and Nature of		Percent of
Beneficial Owner(1)	Beneficial Ownership(2)		Class

Directors
Carlton M. Arrendell	483		*
William R. Bagnell	0		—
Edward E. Cohen	1,879,610	(3)(5)	7.74%
Jonathan Z. Cohen	1,006,569	(4)(5)	5.20%
Donald W. Delson	483		*
Nicholas A. DiNubile	1,983		*
Dennis A. Holtz	1,554		*
Harmon S. Spolan	331		*

Common Stock
	Amount and Nature of	Percent of
Beneficial Owner(1)	Beneficial Ownership(2)	Class

Non-Director Executive Officers
Frank P. Carolas	37,020(5)	*
Freddie M. Kotek	120,161(5)	*
Matthew A. Jones	30,011(5)	*
Nancy J. McGurk	41,181(5)	*
Jeffrey C. Simmons	72,449(5)	*
Michael L. Staines	68,312(5)	*
All executive officers and directors as a group (14 persons)	3,260,147	16.85%

*	Less than 1%

(1)	The business address for each director and executive officer is 311 Rouser Road, Moon Township, Pennsylvania 15108.

(2)	All shares reflect a 3-for-2 stock split which we completed on March 10, 2006.

(3)	Includes (i) 22,424 shares held in an individual retirement account of Betsy Z. Cohen, Mr. E. Cohen’s spouse, (ii) 581,313 shares held by a charitable foundation of which Mr. E. Cohen, his spouse and their children serve as co-trustees; and (iii) 120,300 shares held in trust for the benefit of Mr. E. Cohen’s spouse and/or children. Mr. E. Cohen disclaims beneficial ownership of the above referenced shares. 57,465 and 581,313 shares are also included in the shares referred to in footnote 4 below.

(4)	Includes (i) 57,465 shares held in a trust of which Mr. J. Cohen is a co-trustee and co-beneficiary and (ii) 581,313 shares held by a charitable foundation of which Mr. J. Cohen, his parents and his sibling serve as co-trustees. These shares are also included in the shares referred to in footnote 3 above. Mr. J. Cohen disclaims beneficial ownership of the above referenced shares.

(5)	Includes shares issuable on exercise of options granted under our Stock Incentive Plan in the following amounts: Mr. E. Cohen — 450,000 shares; Mr. J. Cohen — 300,000 shares; Mr. Carolas — 11,250 shares; Mr. Kotek — 15,000 shares; Mr. Jones — 30,000 shares; Ms. McGurk — 1,875 shares; Mr. Simmons — 11,250 shares; and Mr. Staines — 1,875 shares.

Based on our records and on information provided to us by our directors, executive officers, subsidiaries, affiliates and associates, none of them nor any associates or subsidiaries of any of the foregoing, has effected any transactions involving our common stock during the 60 days before the date of this Offer to Purchase, other than:

•	purchases from our treasury for the accounts of executive officers under our 401(k) Plan;

•	on December 22, 2006, Solomon Investment Partnership, a partnership of which Mr. E. Cohen and his wife are the sole limited partners and the sole shareholders, officers and directors of the corporate general partner of the partnership, donated 19,616 shares to two charitable organizations; and

•	on December 29, 2006, Mr. J. Cohen donated 10,581 shares to a private charitable foundation of which Mr. J. Cohen, his parents and his brother serve as co-trustees.

We expect that our 401(k) Plan will, in accordance with the terms of the plan, elections in effect and present patterns of contribution, continue to purchase shares from our treasury before the expiration of the offer.

In November 2005, our Board authorized the repurchase from time to time of up to $50.0 million of our common stock. We have purchased 667,342 shares at a cost of $29.9 million under the repurchase plan to date.

Except as otherwise described in this Offer to Purchase, neither we nor, to the best of our knowledge, any of our affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer or with respect to any of our securities, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of our securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

12.	Effects of the offer on the Market for Shares; Registration Under the Securities Exchange Act.

Our purchase of shares pursuant to the offer will reduce the number of shares that might otherwise trade publicly immediately following completion of the offer and is likely to reduce the number of shareholders. Nonetheless, we anticipate that there will be a sufficient number of shares outstanding and publicly traded following consummation of the offer to ensure a continued trading market for the shares. Based upon published guidelines of The Nasdaq Stock Market, we do not believe that our purchase of shares pursuant to the offer will cause our remaining shares to be delisted from The Nasdaq Stock Market.

Our shares are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using the shares as collateral. We believe that, following the purchase of shares pursuant to the offer, the shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin regulations.

Our shares are registered under the Securities Exchange Act which requires, among other things, that we furnish information to our shareholders and to the SEC and comply with the SEC’s proxy rules in connection with meetings of our shareholders. We believe that our purchase of shares pursuant to the offer will not result in the shares becoming eligible for deregistration under the Securities Exchange Act.

13.	Certain Legal Matters; Regulatory Approvals.

We are not aware of any license or regulatory permit material to our business that might be adversely affected by our acquisition of shares as contemplated in this offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency that would be required for our acquisition or ownership of the shares as contemplated by this offer. Should any approval or other action be required, we currently contemplate that we will seek that approval or other action. We cannot predict whether we will be required to delay the acceptance for payment of or payment for shares tendered pursuant to the offer pending the outcome of any such matter. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business. Our obligations under the offer to accept for payment and pay for shares are subject to conditions. See Section 7.

14.	Certain United States Federal Income Tax Consequences.

The following summary describes the material U.S. federal income tax consequences relating to the offer to shareholders whose shares are validly tendered and accepted for payment pursuant to the offer. This summary does not address the effect of state, local, foreign or other tax laws of participating in the offer. Those shareholders that do not participate in the offer should not incur any U.S. federal income tax liability as a result of the completion of the offer. This summary is based upon the Internal Revenue Code, Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This summary addresses only shares that are held as capital assets within the meaning of Section 1221 of the Code and does not address all of the tax consequences that may be relevant to shareholders in light of their particular circumstances or to certain types of shareholders subject to special treatment under the Code, including, certain financial institutions, dealers in securities or commodities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, partnerships (including entities treated as partnerships for U.S. federal income tax purposes), tax-exempt organizations, regulated investment companies, certain expatriates, persons whose functional currency is other than the U.S. dollar, persons subject to the alternative minimum tax, persons that hold shares as a position in a “straddle” or as a part of a “hedging,” “conversion,” “constructive sale” or integrated transaction for U.S. federal income tax purposes or persons that received their shares through the exercise of employee stock options or otherwise as compensation. In addition, except as otherwise specifically noted, this discussion applies only to shareholders that are “U.S. Holders” (as defined below).

For purposes of this discussion, a “U.S. Holder” means:

•	a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust (1) the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (2) for which a valid election has been made to be treated as a U.S. person for U.S. federal income tax purposes under applicable Treasury regulations.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a shareholder, the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. A shareholder that is a partnership, and partners in such partnership, should consult their tax advisors regarding the tax consequences of participating in the offer.

Shareholders are urged to consult their tax advisors to determine the particular tax consequences to them of participating or not participating in the offer, including the applicability and effect of state, local, foreign and other tax laws and the possible effect of changes in U.S. federal or other tax laws.

Characterization of the Purchase.  The purchase of shares by us in the offer will be a taxable transaction for U.S. federal income tax purposes. As a consequence of the purchase, a U.S. Holder, depending upon the U.S. Holder’s particular circumstances, will be treated either as having sold the U.S. Holder’s shares or as having received a distribution in respect of such shares from us.

Under Section 302 of the Code, a U.S. Holder whose shares are purchased by us in the offer will be treated as having sold its shares, and thus will recognize capital gain or loss, if the purchase:

•	results in a “complete termination” of the U.S. Holder’s equity interest in us;

•	results in a “substantially disproportionate” redemption with respect to the U.S. Holder; or

•	is “not essentially equivalent to a dividend” with respect to the U.S. Holder.

Each of these tests, referred to as the “Section 302 Tests,” is explained in more detail below.

If a U.S. Holder satisfies any of the Section 302 Tests explained below, the U.S. Holder will be treated as if it sold its shares to us and will recognize capital gain or loss equal to the difference between the amount of cash received in the offer and the U.S. Holder’s adjusted tax basis in the shares surrendered in exchange therefor. This gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares that were sold exceeds one year as of the date of purchase by us in the offer. Long-term capital gain recognized by a non-corporate U.S. Holder generally will be subject to U.S. federal income tax at a maximum rate of 15%. Specified limitations apply to the deductibility of capital losses by U.S. Holders. Gain or loss must be determined separately for each block of shares (i.e., shares acquired at the same cost in a single transaction) that is purchased by us from a U.S. Holder in the offer. A U.S. Holder may be able to designate, generally through its broker, which blocks of shares it wishes to tender in the offer if less than all of its shares are tendered in the offer, and the order in which different blocks will be purchased by us in the event of proration in the offer. U.S. Holders should consult their tax advisors concerning the mechanics and desirability of that designation.

If a U.S. Holder does not satisfy any of the Section 302 Tests explained below, the purchase of a U.S. Holder’s shares by us in the offer will not be treated as a sale or exchange under Section 302 of the Code with respect to the U.S. Holder. Instead, the amount received by the U.S. Holder with respect to the purchase of its shares by us in the offer will be treated as a dividend to the U.S. Holder with respect to its shares under Section 301 of the Code, to the extent of the portion of our current and accumulated earnings and profits (within the meaning of the Code) allocable to such shares. We believe that we will have current and accumulated earnings and profits as of December 31, 2007. Provided certain holding period requirements are satisfied, non-corporate U.S. Holders generally will be subject to U.S. federal income tax at a maximum rate of 15% on dividends deemed received (i.e., the entire amount of cash received without reduction for the adjusted tax basis of the shares purchased). To the extent that the amount received pursuant to the offer exceeds the U.S. Holder’s allocable share of our current and accumulated earnings and profits, such excess amount first will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in its shares, which will reduce the U.S. Holder’s adjusted tax basis in its shares (but not below zero), and any remainder will be treated as capital gain (which may be long-term capital gain as described above). To the extent that a purchase of a U.S. Holder’s shares by us in the offer is treated as the receipt by the U.S. Holder of a dividend, the U.S. Holder’s remaining adjusted tax basis in the purchased shares (after such adjustment as described in the previous sentence) will be added to any shares retained by the U.S. Holder subject to, in the case of corporate U.S. Holders, reduction of basis, but not below zero, under Section 1059 of the Code to the extent of the non-taxed portion of the dividend. To the extent that such non-taxed portion of the dividend exceeds such basis, the corporate U.S. Holder will recognize gain. A dividend received by a corporate U.S. Holder, as explained below, may be eligible for the dividends-received deduction and subject to the “extraordinary dividend” provisions of Section 1059 of the Code.

Constructive Ownership of Stock and Other Issues.  In applying each of the Section 302 Tests explained below, U.S. Holders must take into account not only shares that they actually own but also shares they are treated as owning under the constructive ownership rules of Section 318 of the Code. Under the constructive ownership rules, a U.S. Holder is treated as owning any shares that are owned (actually and in some cases constructively) by certain related individuals and entities as well as shares that the U.S. Holder has the right to acquire by exercise of an option or by conversion or exchange of a security. Due to the factual nature of the Section 302 Tests, U.S. Holders should consult their tax advisors to determine whether their respective sales of shares in the offer qualify for sale or exchange treatment in their particular circumstances.

If a U.S. Holder sells shares to persons other than us at or about the time the U.S. Holder also sells shares pursuant to the offer, and the various sales effected by the U.S. Holder are part of an overall plan to reduce or terminate such U.S. Holder’s proportionate interest in us, then the sales to persons other than us may, for U.S. federal income tax purposes, be integrated with the U.S. Holder’s exchange of shares pursuant to the and, if integrated, should be taken into account in determining whether the U.S. Holder satisfies any of the Section 302 Tests with respect to shares sold to us.

We cannot predict whether or the extent to which the offer will be oversubscribed. If the offer is oversubscribed, proration of tenders in the offer will cause us to accept fewer shares than are tendered. This in turn may affect the U.S. Holder’s U.S. federal income tax consequences. In particular, this may affect the U.S. Holder’s ability to satisfy one of the Section 302 Tests described below. Accordingly, a tendering U.S. Holder may choose to submit a “conditional tender” under the procedures described in Section 6, which allows the U.S. Holder to tender shares subject to the condition that a specified minimum number of the U.S. Holder’s shares must be purchased by us if any such shares so tendered are purchased. In any event, no assurance can be given that a U.S. Holder will be able to determine in advance whether its disposition of shares pursuant to the will be treated as a sale or exchange or as a dividend distribution in respect of stock from us.

Section 302 Tests.  One of the following tests must be satisfied in order for the purchase of shares by us in the offer to be treated as a sale or exchange for U.S. federal income tax purposes:

•	Complete Termination Test. The purchase of a U.S. Holder’s shares by us in the offer will result in a “complete termination” of the U.S. Holder’s equity interest in us if all of the shares that are actually owned by the U.S. Holder are sold in the offer and all of the shares that are constructively owned by the U.S. Holder, if any, are sold in the offer or, with respect to shares owned by certain related individuals, the U.S. Holder effectively waives, in accordance with Section 302(c) of the Code, the attribution of shares that otherwise would be considered as constructively owned by the U.S. Holder. U.S. Holders wishing to satisfy the “complete termination” test through waiver of the constructive ownership rules should consult their tax advisors.

•	Substantially Disproportionate Test. The purchase of a U.S. Holder’s shares by us in the offer will result in a “substantially disproportionate” redemption with respect to the U.S. Holder if (i) the percentage of the then outstanding voting stock actually and constructively owned by the U.S. Holder immediately after the purchase is less than 80% of the percentage of the voting stock actually and constructively owned by the U.S. Holder immediately before the purchase (treating as outstanding all shares purchased in the offer), (ii) the percentage of the then outstanding common stock (whether voting or nonvoting) actually and constructively owned by the U.S. Holder immediately after the purchase is less than 80% of the percentage of the common stock actually and constructively owned by the U.S. Holder immediately before the purchase (treating as outstanding all shares purchased in the offer), and (iii) immediately following the purchase the U.S. Holder actually and constructively owns less than 50% of our total voting power (consisting of all classes of outstanding voting stock).

•	Not Essentially Equivalent to a Dividend Test. The purchase of a U.S. Holder’s shares by us in the offer will be treated as “not essentially equivalent to a dividend” if the reduction in the U.S. Holder’s proportionate interest in us as a result of the purchase constitutes a “meaningful reduction” given the U.S. Holder’s particular circumstances. Whether the receipt of cash by a U.S. Holder who sells shares in the offer will be “not essentially equivalent to a dividend” is independent of whether or not we have current or accumulated earnings and profits and will depend upon the U.S. Holder’s particular facts and circumstances. The IRS has indicated in a published revenue ruling that even a small reduction in the percentage interest of a shareholder whose relative stock interest in a publicly held corporation is minimal (for example, an interest of less than 1%) and who exercises no control over corporate affairs should constitute a “meaningful reduction.” U.S. Holders should consult their tax advisors as to the application of this test because this test will be satisfied only if the reduction in the U.S. Holder’s proportionate interest in us is “meaningful” given the particular circumstances of the U.S. Holder in the context of the offer. In particular, depending upon the total number of shares purchased by us in the offer, it is possible that a U.S. Holder’s percentage interest in us (including any interest attributable to shares constructively owned by the U.S. Holder as a result of the ownership of options) may increase even though the total number of shares held by the U.S. Holder decreases.

Corporate Shareholder Dividend Treatment.  If a corporate U.S. Holder does not satisfy any of the Section 302 Tests described above and we have current or accumulated earnings and profits in respect of our current taxable year, such corporate U.S. Holder may, to the extent that any amounts received by it in the offer are treated as a dividend, be eligible for the dividends-received deduction. The dividends-received deduction is subject to certain limitations. In addition, any amount received by a corporate U.S. Holder pursuant to the offer that is treated as a dividend may constitute an “extraordinary dividend” under Section 1059 of the Code. Corporate U.S. Holders should consult their tax advisors concerning the tax consequences of dividend treatment and the application of Section 1059 of the Code to the offer in their particular circumstances.

Foreign Shareholders.  The following general discussion applies to shareholders that are “Non-U.S. Holders.” A “Non-U.S. Holder” is a person or entity that, for U.S. federal income tax purposes, is:

•	a non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•	a foreign corporation; or

•	a foreign estate or trust.

The U.S. federal income tax treatment of our purchase of shares from a Non-U.S. Holder pursuant to the offer will depend on whether such Non-U.S. Holder is treated, based upon the Non-U.S. Holder’s particular circumstances, as having sold the tendered shares or as having received a distribution in respect of such Non-U.S. Holder’s shares. The appropriate treatment of our purchase of shares from a Non-U.S. Holder will be determined in the manner described above. See “— Section 302 Tests.”

If the purchase of shares by us in the offer is characterized as a sale or exchange (as opposed to a dividend) with respect to a Non-U.S. Holder, the Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on the disposition of shares in the offer unless:

•	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, subject to an applicable treaty providing otherwise;

•	the Non-U.S. Holder is an individual who holds shares as capital assets and is present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes and certain other requirements are met.

We do not believe that we currently are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Non-U.S. Holders, particularly those individuals who are present in the United States for 183 days or more in the taxable year of disposition, and who are not otherwise residents of the United States for U.S. federal income tax purposes, should consult their tax advisors regarding the tax consequences of participating in the offer.

If a Non-U.S. Holder does not satisfy any of the Section 302 Tests described above, the full amount received by the Non-U.S. Holder with respect to our purchase of shares in the offer will be treated as a distribution to the Non-U.S. Holder with respect to the Non-U.S. Holder’s shares. The treatment, for U.S. federal income tax purposes, of such distribution as a dividend, a tax-free return of capital, or as capital gain from the sale of shares will be determined in the manner described above. See “— Characterization of the Purchase.” To the extent that amounts received by a Non-U.S. Holder with respect to our purchase of shares in the offer are treated as a dividend, we will be required to withhold U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty, provided we have received proper certification of the application of such income tax treaty.

Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. Amounts treated as dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the U.S. are not subject to the U.S. withholding tax, but are instead taxed in the manner applicable to U.S. Holders, as described above. In that case, we will not be required to withhold U.S. federal withholding tax if the Non-U.S. Holder complies with applicable certification and disclosure requirements. In addition, dividends received by a corporate Non-U.S. Holder that are effectively connected with the conduct of a trade or business in the U.S. may be subject to a branch profits tax at a 30% rate, or a lower rate specified in an applicable income tax treaty.

United States Federal Income Tax Considerations for Participants in Our 401(k) Plan, Resource America’s 401(k) Plan and Our Employee Stock Ownership Plan.  Neither affected participants in our 401(k) Plan, Resource America’s 401(k) Plan, our Employee Stock Ownership Plan nor the trustees of the plans will be taxed on any gain attributable to shares purchased in the tender. Such participants generally will be taxed at ordinary income rates on distributions from the 401(k) Plan or Employee Stock Ownership Plan and may be foregoing certain favorable tax treatment on common shares distributed under the 401(k) Plan or Employee Stock Ownership Plan in a lump sum. You are strongly encouraged to consult your tax advisor regarding the special rules applicable to shares held or acquired pursuant to the plans and the general tax discussions contained in the plans’ prospectuses or summary plan descriptions and the special tax notices available with respect to distributions from the 401(k) plans.

Backup Withholding.  See Section 3 with respect to the application of backup U.S. federal income tax withholding.

15.	Extension of the Offer; Termination; Amendment.

We expressly reserve the right, in our sole discretion, and regardless of whether or not any of the events set forth in Section 7 have occurred or are deemed by us to have occurred, to extend the period of time the offer is open and delay acceptance for payment of, and payment for, any shares by giving oral or written notice of the extension to the Depositary and making a public announcement of the extension. We also expressly reserve the right, in our sole discretion, to terminate the offer and reject for payment and not pay for any shares not accepted for payment or paid for before then or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 by giving oral or written notice of the termination or postponement to the Depositary and making a public announcement of the termination or postponement. Our reservation of the right to delay payment for shares that we have accepted for payment is limited by Rule 13e-4(f)(5) under the Securities Exchange Act, which requires that we pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer.

Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 7 have occurred or are deemed by us to have occurred, to amend the offer in any respect (including by decreasing or increasing the consideration offered or by decreasing or increasing the number of shares being sought). Amendments to the offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment must be issued no later than 9:00 a.m., New York City time, on the first business day after the last previously scheduled or announced Expiration Date. We will disseminate any public announcement made pursuant to the offer promptly to shareholders in a manner reasonably designed to inform shareholders of the change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law (including Rule 13e-4(d)(2) under the Securities Exchange Act), we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to PR Newswire, BusinessWire, Dow Jones News Service or comparable service.

If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) under the Securities Exchange Act. These rules provide that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information. If:

•	we increase or decrease the price to be paid for shares or increase or decrease the number of shares being sought in the offer and, in the event of an increase in the number of shares being sought, the increase exceeds 2% of the outstanding shares of our common stock, and

•	the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of an increase or decrease is first published, sent or given in the manner specified in this Section 15, then, in each case, the offer will be extended for 10 business days. For purposes of the offer, a “business day” means any day other than a Saturday, Sunday or federal holiday.

16.	Fees and Expenses.

We have retained D.F. King & Co., Inc. to act as Information Agent and American Stock Transfer & Trust Company to act as Depositary in connection with the offer. The Information Agent may contact holders of shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by us for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the offer, including certain liabilities under federal securities laws.

ATR, Inc. is the third party administrator for our 401(k) Plan and Resource America’s 401(k) Plan. ATR, Inc. will receive reasonable and customary compensation for its services as plan administrator in connection with the offer and will be reimbursed for its out-of-pocket costs. GreatBanc Trust Company is the trustee for our Employee Stock Ownership Plan. GreatBanc Trust Company and its financial advisor, Prairie Capital Advisors, Inc., will receive reasonable and customary compensation for their services in connection with the offer and will be reimbursed for their out-of-pocket costs (including attorney fees).

We will not pay any fees or commissions to brokers, dealers or other persons (other than the Information Agent as described above) for soliciting tenders of shares pursuant to the offer. We urge shareholders holding shares through brokers or banks to consult the brokers or banks to determine whether transaction costs may apply if shareholders tender shares through the brokers or banks and not directly to the Depositary. We will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent or the agent of the Information Agent or the Depositary for purposes of the offer. We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of shares except as otherwise provided in Instruction 7 in the Letter of Transmittal.

Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for shares and any other required documents should be sent or delivered by each shareholder or the shareholder’s broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth below. To confirm delivery of shares, shareholders are directed to contact the Depositary.

The Depositary for the offer is:

AMERICAN STOCK TRANSFER & TRUST COMPANY

By Mail or Overnight Courier:	By Hand:
American Stock Transfer & Trust Company	American Stock Transfer & Trust Company
Operations Center	Attn: Reorganization Department
6201 15th Avenue	59 Maiden Lane
Brooklyn, NY 11219	New York, NY 10038

Telephone confirm #: (877) 248-6417 or (718) 921-8200
Fax# (718) 234-5001

Tendering shareholders may request additional copies of this offer, the Letter of Transmittal or the Notice of Guaranteed Delivery and direct questions and requests for assistance to the Information Agent at the address and telephone number set forth below.

The Information Agent for the offer is:

D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll Free: (800) 967-7858